UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 9)*

SIBANYE GOLD LIMITED

(Name of Issuer)

Ordinary Shares (no par value)

(Title of Class of Securities)

S7627H100

(CUSIP Number)

Yin Linsheng

Gold One South Africa (Pty) Ltd.

Postnet Suite 415

Private Bag X75

Bryanston

Gauteng 2021, South Africa

+27 87 255 6900

With a copy to:

Chloe Xu and Jerry Li

Baiyin International Investment Ltd.

1701, E2 Oriental Plaza,

No.1 East Chang’an Ave,

Beijing, China

100738

+86 10 85181103

October 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One South Africa SPV(Pty) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 188,728,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 188,728,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,728,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.45% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 2,925,001,704 ordinary shares issued and outstanding as of October 21, 2020 as disclosed in the Issuer’s Market Release dated October 21, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One South Africa (Pty) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 188,728,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 188,728,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,728,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.45% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 2,925,001,704 ordinary shares issued and outstanding as of October 21, 2020 as disclosed in the Issuer’s Market Release dated October 21, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One North Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 188,728,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 188,728,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,728,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.45% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 2,925,001,704 ordinary shares issued and outstanding as of October 21, 2020 as disclosed in the Issuer’s Market Release dated October 21, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Gold One Group Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 188,728,135
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 188,728,135

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,728,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.45%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 2,925,001,704 ordinary shares issued and outstanding as of October 21, 2020 as disclosed in the Issuer’s Market Release dated October 21, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin Precious Metals Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 196,494,523 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 196,494,523 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,494,523 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.72%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 188,728,135 ordinary shares held by Gold One South Africa SPV(Pty) Ltd. (“Gold One South Africa SPV”) (for which this Reporting Person may be deemed a beneficial owner); and (ii) 7,766,388 ordinary shares issuable upon the conversion of 1,941,597 American Depositary Shares ("ADSs") held by Baiyin International Investment Ltd. (“Baiyin International Investment”) (for which this Reporting Person may be deemed a beneficial owner).

(2)	Percentage calculated based on a total of 2,925,001,704 ordinary shares issued and outstanding as of October 21, 2020 as disclosed in the Issuer’s Market Release dated October 21, 2020.

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin Nonferrous Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 196,494,523 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 196,494,523 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,494,523 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.72%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 188,728,135 ordinary shares held by Gold One South Africa SPV(Pty) Ltd. (“Gold One South Africa SPV”) (for which this Reporting Person may be deemed a beneficial owner); and (ii) 7,766,388 ordinary shares issuable upon the conversion of 1,941,597 American Depositary Shares ("ADSs") held by Baiyin International Investment Ltd. (“Baiyin International Investment”) (for which this Reporting Person may be deemed a beneficial owner).

(2)	Percentage calculated based on a total of 2,925,001,704 ordinary shares issued and outstanding as of October 21, 2020 as disclosed in the Issuer’s Market Release dated October 21, 2020

CUSIP No. S7627H100

1.	Names of Reporting Persons. Baiyin International Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,766,388
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,766,388

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,766,388
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.27%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on a total of 2,925,001,704 ordinary shares issued and outstanding as of October 21, 2020 as disclosed in the Issuer’s Market Release dated October 21, 2020

Introduction

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed to report a greater than 1% decrease in the percentage of shares beneficially owned by the reporting persons. Except as set forth herein, there are no changes to the original Schedule 13D filed on January 9, 2015 by Gold One South Africa (Pty) Ltd. (“Gold One South Africa”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (collectively, the “Original Schedule 13D”). The Original Schedule 13D, as amended by this Amendment No. 9 is hereinafter referred to as the “Schedule 13D”.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Issuer’s wholly owned subsidiary, Sibanye Gold Limited, had exercised its option in respect of its US$450,000,000 1.875 per cent convertible bonds due 2023 to redeem all outstanding bonds on October 19, 2020 at their principal amount, together with accrued but unpaid interest up to (but excluding) October 19, 2020. As of October 21, 2020, the Issuer announced that 247,912,467 ordinary shares of the Issuer have been issued and listed on the Johannesburg Stock Exchange to redeem US$383,000,000 of the US$383,800,000 outstanding bonds on October 19, 2020 at their principal amount, together with accrued but unpaid interest up to (but excluding) October 19, 2020, resulting in a total number of 2,925,001,704 shares currently in issue. The new shares issued will rank pari passu with the existing Shares of the Company in issue.

Since the amendment No.8 was filled and announced, as of October 29, 2020, Gold One South Africa SPV sold additional 21,057,000 ordinary shares of the Issuer at an average price per share of ZAR 48.91 in the open market, and a total of 0.72% of ordinary shares of the Issuer was disposed of.

Since the amendment No.8 was filled and announced, as of October 29, 2020, Baiyin International Investment Ltd purchased 68,000 ordinary shares issuable upon the conversion of 17,000 ADSs, at an average price per ADSs share of USD 11.52 in open market.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Issuer’s wholly owned subsidiary, Sibanye Gold Limited, had exercised its option in respect of its US$450,000,000 1.875 per cent convertible bonds due 2023 to redeem all outstanding bonds on October 19, 2020 at their principal amount, together with accrued but unpaid interest up to (but excluding) October 19, 2020. As of October 21, 2020, the Issuer announced that 247,912,467 ordinary shares of the Issuer have been issued and listed on the Johannesburg Stock Exchange to redeem US$383,000,000 of the US$383,800,000 outstanding bonds on October 19, 2020 at their principal amount, together with accrued but unpaid interest up to (but excluding) October 19, 2020, resulting in a total number of 2,925,001,704 Shares currently in issue. The new shares issued will rank pari passu with the existing Shares of the Company in issue.

Since the amendment No.8 was filled and announced, as of October 29, 2020, Gold One South Africa SPV sold additional 21,057,000 ordinary shares of the Issuer at an average price per share of ZAR 48.91 in the open market, and a total of 0.72% of ordinary shares of the Issuer was disposed of.

Since the amendment No.8 was filled and announced, as of October 29, 2020, Baiyin International Investment Ltd purchased 68,000 ordinary shares issuable upon the conversion of 17,000 ADSs, at an average price per ADSs share of USD 11.52 in open market.

Item 5. Interest in Securities of the Issuer.

(a)        As of the date of this Schedule 13D, Gold One South Africa SPV(Pty) Ltd. ("Gold One South Africa SPV"), Gold One South Africa (Pty) Ltd. ("Gold One South Africa"), Gold One North Ltd. ("Gold One North") and Gold One Group Ltd. ("Gold One Group") beneficially own an aggregate of 188,728,135 ordinary shares, or 6.45% of the Issuer's issued and outstanding ordinary shares. Baiyin International Investment Ltd. (“Baiyin International Investment”) beneficially owns an aggregate of 7,766,388 ordinary shares issuable upon the conversion of 1,941,597 ADSs, or 0.27% of the Issuer's issued and outstanding ordinary shares. Baiyin Precious Metals Investment Ltd. (“BPM”) and Baiyin Nonferrous Group Co., Ltd. ("Baiyin Nonferrous") beneficially own an aggregate of 196,494,523 ordinary shares, or 6.72% of the Issuer's issued and outstanding ordinary shares, which includes (i) the 188,728,135 ordinary shares held directly by Gold One South Africa SPV; and (ii) 7,766,388 ordinary shares issuable upon the conversion of 1,941,597 American Depositary Shares ("ADSs") held by Baiyin International Investment Ltd.

Percentage calculated based on a total of 2,925,001,704 ordinary shares issued and outstanding as of October 21, 2020 as disclosed in the Issuer’s Market Release dated October 21, 2020

(b)        As of the date of this Schedule 13D, Gold One South Africa SPV, Gold One South Africa, Gold One North, Gold One Group and BPM are deemed to share voting and dispositive power with respect to the 188,728,135 ordinary shares held directly by Gold One South Africa SPV. Baiyin International Investment Ltd. (“Baiyin International Investment”) beneficially owns an aggregate of 7,766,388 ordinary shares issuable upon the conversion of 1,941,597 ADSs, or 0.27% of the Issuer's issued and outstanding ordinary shares. Baiyin Precious Metals Investment Ltd. (“BPM”) and Baiyin Nonferrous is deemed to share voting and dispositive power with respect to 196,494,523 ordinary shares, or 6.72%, which includes (i) the 188,728,135 ordinary shares held directly by Gold One South Africa SPV; and (ii) 7,766,388 ordinary shares issuable upon the conversion of 1,941,597 American Depositary Shares ("ADSs") held by Baiyin International Investment Ltd.

(c)        Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, to the knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has effected any transactions in the ordinary shares of the Issuer during the past 60 days.

(d)        Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)        Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: _October 30, 2020

GOLD ONE SOUTH AFRICA SPV(PTY) LTD.

By:	/s/ Enos Josef Barnard
	Name:	Enos Josef Barnard
	Title:	Director

GOLD ONE SOUTH AFRICA (PTY) LTD.

By:	/s/ Yin Linsheng
	Name:	Yin Linsheng
	Title:	Director

GOLD ONE NORTH LTD.

By:	/s/ Jonathan Georges Hericourt
	Name:	Jonathan Georges Hericourt
	Title:	Director

GOLD ONE GROUP LTD.

By:	/s/ Yuan Jiyu
	Name:	Yuan Jiyu
	Title:	Director

BAIYIN PRECIOUS METALS INVESTMENTS LTD.

By:	/s/ Yuan Jiyu
	Name:	Yuan Jiyu
	Title:	Director

BAIYIN NONFERROUS GROUP CO., LTD.

By:	/s/ Xie Chunsheng
	Name:	Xie Chunsheng
	Title:	Securities Affairs Representative (Assistant Company Secretary)

BAIYIN INTERNATIONAL INVESTMENT LTD.

By:	/s/ Lu Jiongjie
	Name:	Lu Jiongjie
	Title:	Director